UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

WMS INDUSTRIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

969-901-107
(CUSIP Number)

Brian R. Gamache
Chairman and Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085
(847) 785-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

1     NAME OF REPORTING PERSON

Mr. Brian R. Gamache

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a     [ ]

b     []

3     SEC USE ONLY _____________________________________________________

4     SOURCE OF FUNDS *

Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Gamache is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER:
3,515,328

8     SHARED VOTING POWER:
Mr. Gamache does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:
710,953

10    SHARED DISPOSITIVE POWER:
Mr. Gamache does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,515,328

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      _____.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 49,323,525 shares of common stock outstanding as of January 30, 2009 as reported in the Issuer’s quarterly report for the quarter ended December 31, 2008:
7.13%

14    TYPE OF REPORTING PERSON

IN

ITEM 1:  SECURITY AND ISSUER

This Amendment No. 3 amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by Mr. Brian R. Gamache with respect to common stock, par value $0.50 per share of the Issuer, WMS Industries Inc., a Delaware corporation, whose principal executive office is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085 as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
2,414,955 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Mr. Sumner Redstone, National Amusements, Inc., Mr. Gamache and WMS Industries (the “S. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 2 under Item 7 below;

(b)
300,000 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Ms. Phyllis Redstone, Mr. Gamache and WMS Industries (the “P. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 1 under Item 7 below;

(c)
11,648 of the shares were awarded as restricted stock by the Issuer as compensation for serving as an officer of the Issuer and such restrictions have lapsed; 89,420 of the shares were awarded as restricted stock by the Issuer as compensation for serving as an officer of the Issuer and such restrictions will lapse over time;

(d)	24,900 of the shares were purchased in the open market using Mr. Gamache’s personal funds; and
(e)
674,405 of the shares are currently subject to stock options which may be exercised currently or within 60 days and such options were awarded to Mr. Gamache by the issuer as compensation for serving as an officer and/or director of the Issuer.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Gamache is the beneficial owner of 3,515,328 shares or 7.13% of the common stock issued and outstanding of the Issuer.

(b)	Mr. Gamache has sole voting power over 3,515,328 shares (7.13%) shares and sole dispositive power over 710,953 (1.44%) shares of common stock of the Issuer.

(c)	The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

Based on Amendments No. 56 and 57 to Schedule 13D, filed April 9, 2009 and April 10, 2009, respectively, by Sumner M. Redstone and National Amusements, Inc., the following sales of shares (1,582,600 shares in the aggregate) were made by National Amusements, Inc. which shares were subject to the S. Redstone Voting Proxy prior to their sale:

Date	Price per Share	Number of Shares
4/8/2009	$24.39	1,500
4/8/2009	24.38	900
4/8/2009	24.37	300
4/8/2009	24.35	2,900
4/8/2009	24.33	2,400
4/8/2009	24.31	100
4/8/2009	24.3	8,900
4/8/2009	24.29	3,637
4/8/2009	24.28	2,400
4/8/2009	24.27	900
4/8/2009	24.26	2,363
4/8/2009	24.25	28,249
4/8/2009	24.245	360
4/8/2009	24.24	7,072
4/8/2009	24.23	5,361
4/8/2009	24.22	4,066
4/8/2009	24.215	410
4/8/2009	24.213	377
4/8/2009	24.21	14,338
4/8/2009	24.2	33,194
4/8/2009	24.195	100
4/8/2009	24.19	3,839
4/8/2009	24.185	86
4/8/2009	24.18	6,239
4/8/2009	24.17	3,239
4/8/2009	24.16	6,180
4/8/2009	24.15	16,700
4/8/2009	24.145	200
4/8/2009	24.14	8,785
4/8/2009	24.13	11,162
4/8/2009	24.12	20,123
4/8/2009	24.115	100

Date	Price per Share	Number of Shares
4/8/2009	$24.11	11,871
4/8/2009	24.105	2,000
4/8/2009	24.1	20,561
4/8/2009	24.099	100
4/8/2009	24.095	600
4/8/2009	24.09	12,476
4/8/2009	24.08	25,267
4/8/2009	24.07	16,459
4/8/2009	24.065	300
4/8/2009	24.06	22,853
4/8/2009	24.05	26,787
4/8/2009	24.045	400
4/8/2009	24.04	11,896
4/8/2009	24.035	200
4/8/2009	24.03	9,700
4/8/2009	24.02	11,414
4/8/2009	24.015	100
4/8/2009	24.01	7,354
4/8/2009	24	43,082
4/8/2009	23.99	800
4/8/2009	23.98	600
4/8/2009	23.97	1,000
4/8/2009	23.96	4,300
4/8/2009	23.95	3,200
4/8/2009	23.94	4,200
4/8/2009	23.93	1,765
4/8/2009	23.92	1,200
4/8/2009	23.91	1,400
4/8/2009	23.9	6,635
4/9/2009	22.6	216,272
4/9/2009	22.61	45,441
4/9/2009	22.62	35,385
4/9/2009	22.625	100
4/9/2009	22.63	6,819
4/9/2009	22.64	54,762
4/9/2009	22.65	23,300
4/9/2009	22.66	6,300
4/9/2009	22.67	9,938
4/9/2009	22.68	5,500
4/9/2009	22.69	2,146
4/9/2009	22.7	32,223
4/9/2009	22.71	8,700
4/9/2009	22.72	4,600
4/9/2009	22.73	2,600

Date	Price per Share	Number of Shares
4/9/2009	$22.74	10,100
4/9/2009	22.75	6,700
4/9/2009	22.76	1,800
4/9/2009	22.77	4,700
4/9/2009	22.78	26,224
4/9/2009	22.79	3,272
4/9/2009	22.8	50,600
4/9/2009	22.803	100
4/9/2009	22.805	500
4/9/2009	22.81	27,100
4/9/2009	22.815	600
4/9/2009	22.82	28,300
4/9/2009	22.825	500
4/9/2009	22.83	21,070
4/9/2009	22.835	100
4/9/2009	22.84	19,658
4/9/2009	22.845	600
4/9/2009	22.85	29,000
4/9/2009	22.855	600
4/9/2009	22.86	20,282
4/9/2009	22.865	400
4/9/2009	22.87	15,730
4/9/2009	22.875	300
4/9/2009	22.88	11,600
4/9/2009	22.885	1,400
4/9/2009	22.89	9,500
4/9/2009	22.895	300
4/9/2009	22.9	19,800
4/9/2009	22.91	18,900
4/9/2009	22.92	21,967
4/9/2009	22.925	300
4/9/2009	22.93	19,653
4/9/2009	22.93	100
4/9/2009	22.94	19,091
4/9/2009	22.945	800
4/9/2009	22.95	25,100
4/9/2009	22.955	400
4/9/2009	22.96	17,400
4/9/2009	22.965	200
4/9/2009	22.97	16,100
4/9/2009	22.975	400
4/9/2009	22.98	11,803
4/9/2009	22.99	11,342
4/9/2009	23	18,100

Date	Price per Share	Number of Shares
4/9/2009	$23.01	3,078
4/9/2009	23.02	1,500
4/9/2009	23.03	100
4/9/2009	23.04	500
4/9/2009	23.05	100
4/9/2009	23.06	200
4/9/2009	23.1	500
4/9/2009	23.12	200
4/9/2009	23.13	200
4/9/2009	23.15	1,600
4/9/2009	23.16	700
4/9/2009	23.17	1,100
4/9/2009	23.18	1,200
4/9/2009	23.19	1,400
4/9/2009	23.2	1,300
4/9/2009	23.205	200
4/9/2009	23.21	200
4/9/2009	23.22	300
4/9/2009	23.23	824
4/9/2009	23.24	100
4/9/2009	23.25	6,700
4/9/2009	23.26	1,800
4/9/2009	23.27	400
4/9/2009	23.28	1,200
4/9/2009	23.29	2,400
4/9/2009	23.3	13,120
4/9/2009	23.31	6,400
4/9/2009	23.32	3,854
4/9/2009	23.33	4,131
4/9/2009	23.335	100
4/9/2009	23.34	769
4/9/2009	23.345	400
4/9/2009	23.35	1,600
4/9/2009	23.36	2,600
4/9/2009	23.37	1,400
4/9/2009	23.38	3,200
4/9/2009	23.39	700
4/9/2009	23.4	3,900
4/9/2009	23.41	700
4/9/2009	23.42	1,500
4/9/2009	23.43	1,400
4/9/2009	23.44	2,100
4/9/2009	23.45	908
4/9/2009	23.455	492

Date	Price per Share	Number of Shares
4/9/2009	$23.46	500
4/9/2009	23.47	900
4/9/2009	23.48	100
4/9/2009	23.5	9,800
4/9/2009	23.51	1,500
4/9/2009	23.53	300
4/9/2009	23.54	2
4/9/2009	23.56	1,100
4/9/2009	23.57	700
4/9/2009	23.59	1,000
4/9/2009	23.63	1,600
4/9/2009	23.64	1,573
4/9/2009	23.645	100
4/9/2009	23.65	2,327
4/9/2009	23.66	2,700
4/9/2009	23.67	2,356
4/9/2009	23.68	2,644
4/9/2009	23.69	3,044
4/9/2009	23.7	700
4/9/2009	23.71	854
4/9/2009	23.72	1,100
4/9/2009	23.73	5,800
4/9/2009	23.74	800
4/9/2009	23.75	627
4/9/2009	23.76	1,750
4/9/2009	23.77	700
4/9/2009	23.79	470
4/9/2009	23.8	100
4/9/2009	23.82	600
4/9/2009	23.83	299
4/9/2009	23.84	900
4/9/2009	23.85	400
4/9/2009	23.86	400
4/9/2009	23.87	300
4/9/2009	23.88	200
4/9/2009	23.92	600
4/9/2009	23.94	700
4/9/2009	23.95	200
4/9/2009	23.96	300
4/9/2009	23.97	600
4/9/2009	23.98	700
4/9/2009	23.99	1,700
4/9/2009	24	1,400
4/9/2009	24.005	300

Date	Price per Share	Number of Shares
4/9/2009	$24.01	400
4/9/2009	24.015	600
4/9/2009	24.02	200
4/9/2009	24.03	200
4/9/2009	24.04	1,144
4/9/2009	24.05	656
4/9/2009	24.06	1,700
4/9/2009	24.07	1,014
4/9/2009	24.08	86
4/9/2009	24.09	300
4/9/2009	24.1	1,600
4/9/2009	24.11	1,600
4/9/2009	24.12	900
4/9/2009	24.125	100
4/9/2009	24.13	2,800
4/9/2009	24.14	6,200
4/9/2009	24.15	9,085
4/9/2009	24.16	7,084
4/9/2009	24.165	100
4/9/2009	24.17	6,460
4/9/2009	24.175	500
4/9/2009	24.18	2,401
4/9/2009	24.19	2,999
4/9/2009	24.195	100
4/9/2009	24.2	4,629
4/9/2009	24.205	100
4/9/2009	24.21	1,700
4/9/2009	24.22	842
4/9/2009	24.23	200
4/9/2009	24.24	900
4/9/2009	24.25	200
4/9/2009	24.26	1,200
4/9/2009	24.28	700
4/9/2009	24.31	200
4/9/2009	24.32	100
4/9/2009	24.34	200

d. N/A

e. N/A

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2009                                                                              /s/ Brian R. Gamache
By: Brian R. Gamache